UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 30, 2026

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On September 30, 2026, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following forty (40) single family homes from Flipside 21, LLC, which is partially owned by the Company’s sponsor, Seed InvestCo, LLC (the “Sponsor”):

Property Address:

4965 Fitzgerald Avenue, Charlotte, NC 28213

4961 Fitzgerald Avenue, Charlotte, NC 28213

4957 Fitzgerald Avenue, Charlotte, NC 28213

4949 Fitzgerald Avenue, Charlotte, NC 28213

4945 Fitzgerald Avenue, Charlotte, NC 28213

4941 Fitzgerald Avenue, Charlotte, NC 28213

4937 Fitzgerald Avenue, Charlotte, NC 28213

4933 Fitzgerald Avenue, Charlotte, NC 28213

Description:	Each single-family townhome is approximately 2,044-square-foot built in 2025 with 4 bedrooms and 3 bathrooms and sits on approximately 0.02 acres.
Purchase Price by Roots:	$2,763,584 allocated purchase price
Current Market Value:	$3,120,000
Property Address:

528 Beatties Ford Road, Charlotte, NC 28216

534 Beatties Ford Road, Charlotte, NC 28216

538 Beatties Ford Road, Charlotte, NC 28216

542 Beatties Ford Road, Charlotte, NC 28216

546 Beatties Ford Road, Charlotte, NC 28216

550 Beatties Ford Road, Charlotte, NC 28216

Description:	Each single-family townhome is approximately 1,602 square-foot built in 2025 with 3 bedrooms and 3 bathrooms and sits on approximately 0.12 acres.
Purchase Price by Roots:	$2,420,793 allocated purchase price
Current Market Value:	$2,733,000

Property Address:

6021 King Charles Court, Charlotte, NC 28213

6025 King Charles Court, Charlotte, NC 28213

6029 King Charles Court, Charlotte, NC 28213

6033 King Charles Court, Charlotte, NC 28213

6037 King Charles Court, Charlotte, NC 28213

6041 King Charles Court, Charlotte, NC 28213

6045 King Charles Court, Charlotte, NC 28213

6049 King Charles Court, Charlotte, NC 28213

6005 King Charles Court, Charlotte, NC 28213

6009 King Charles Court, Charlotte, NC 28213

Description:	Each single-family townhome is approximately 1,680-square-foot built in 2025 with 3 bedrooms and 3.5 bathrooms and sits on approximately 0.26 acres.
Purchase Price by Roots:	$3,126,746 allocated purchase price
Current Market Value:	$3,530,000

Property Address:

704 Drakeford Court, Charlotte, NC 28216

708 Drakeford Court, Charlotte, NC 28216

712 Drakeford Court, Charlotte, NC 28216

716 Drakeford Court, Charlotte, NC 28216

720 Drakeford Court, Charlotte, NC 28216

724 Drakeford Court, Charlotte, NC 28216

728 Drakeford Court, Charlotte, NC 28216

Description:	Each single-family townhome is approximately 1,602-square-foot built in 2025 with 3 bedrooms and 3.5 bathrooms and sits on approximately 0.14 acres.
Purchase Price by Roots:	$2,824,258 allocated purchase price
Current Market Value:	$3,188,500

Property Address:	1803 Country Club Road #1, Lincolnton, NC 28092
Description:	This 2,861-square-foot single family home was built in 2025, has 4 bedrooms and 3 bathrooms, and sits on approximately 0.63 acres.
Purchase Price by Roots:	$403,023 allocated purchase price
Current Market Value:	$455,000

Property Address:	1807 Country Club Road #2, Lincolnton, NC 28092
Description:	This 2,861-square-foot single family home was built in 2025, has 4 bedrooms and 3 bathrooms, and sits on approximately 0.63 acres.
Purchase Price by Roots:	$403,023 allocated purchase price
Current Market Value:	$455,000
Property Address:	208 Mattoon Street, Charlotte, NC 28216
Description:	This 1,803-square-foot single family townhome was built in 2025, has 3 bedrooms and 3.5 bathrooms, and sits on approximately 0.04 acres.
Purchase Price by Roots:	$418,966 allocated purchase price
Current Market Value:	$473,000
Property Address:	212 Mattoon Street, Charlotte, NC 28216
Description:	This 1,803-square-foot single family townhome was built in 2025, has 3 bedrooms and 3.5 bathrooms, and sits on approximately 0.04 acres.
Purchase Price by Roots:	$418,966 allocated purchase price
Current Market Value:	$473,000
Property Address:	3346 Country Club Road, Winston-Salem, NC 27104
Description:	This 2,252-square-foot single family home was built in 2025, has 4 bedrooms and 3 bathrooms, and sits on approximately 0.45 acres.
Purchase Price by Roots:	$429,595 allocated purchase price
Current Market Value:	$485,000
Property Address:	3607 Corbett Street, Charlotte, NC 28208
Description:	This 1,690-square-foot single family townhome was built in 2025, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.09 acres.
Purchase Price by Roots:	$325,961 allocated purchase price
Current Market Value:	$368,000
Property Address:	3609 Corbett Street, Charlotte, NC 28208
Description:	This 1,690-square-foot single family townhome was built in 2025, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.09 acres.
Purchase Price by Roots:	$325,961 allocated purchase price
Current Market Value:	$368,000
Property Address:	4969 Fitzgerald Avenue, Charlotte, NC 28213
Description:	This 2,120-square-foot single family home was built in 2025, has 4 bedrooms and 3.5 bathrooms, and sits on approximately 0.03 acres.
Purchase Price by Roots:	$359,620 allocated purchase price
Current Market Value:	$406,000
Property Address:	726 Lithia Inn Road, Lincolnton, NC 28092
Description:	This 2,187-square-foot single family home was built in 2025, has 4 bedrooms and 3.5 bathrooms, and sits on approximately 0.49 acres.
Purchase Price by Roots:	$329,504 allocated purchase price
Current Market Value:	$372,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 10/05/2026

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated May 12, 2026 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2026, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.